APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Ellett & Edmands LLC
Balance Sheet
For the period ended 12-31-2019

	Current Period 12-31-19	Prior Period 1-1-19
ASSETS		
Current Assets:		
Cash	$ 3,900.00	$ 8,215.00
Petty Cash	1,000.00	1,000.00
Accounts Receivables	1,500.00	800.00
Inventory	4,000.00	2,250.00
Prepaid Expenses	500.00	225.00
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	10,900.00	12,490.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	1,000.00	500.00
Computer Equipment	250.00	600.00
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	1,250.00	1,100.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-

TOTAL ASSETS	**$ 12,150.00**	**$ 13,590.00**	
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -	$ -	
Business Credit Cards	2,250.00	5,000.00	
Sales Tax Payable	1,200.00	1,200.00	
Payroll Liabilities	1,000.00	1,000.00	
Other Liabilities	500.00	500.00	
Current Portion of Long-Term Debt	-	-	
Total Current Liabilities	4,950.00	7,700.00	
Long-Term Liabilities:			
Notes Payable	-	-	
Mortgage Payable	-	-	
Less: Current portion of Long-term debt	-	-	
Total Long-Term Liabilities	-	-	
EQUITY			
Capital Stock/Partner's Equity	7,200.00	5,890.00	
Opening Retained Earnings	-	-	
Dividends Paid/Owner's Draw	-	-	
Net Income (Loss)	-	-	
Total Equity	7,200.00	5,890.00	
TOTAL LIABILITIES & EQUITY	**$ 12,150.00**	**$ 13,590.00**	
Balance Sheet Check	-	-	

Ellett & Edmands LLC
Income Statement
For the periods ended 12/31/2019

	Current Period	Prior Period
	10-1-2019 to 12-31-2019	1-1-2019 to 3-31-2019
REVENUES		
Sales	$ 29,013.00	$ 19,855.00
Other Revenue	-	-
TOTAL REVENUES	**29,013.00**	**19,855.00**
COST OF GOODS SOLD		
Cost of Sales	5,000.00	3,400.00
Supplies	800.00	600.00
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	5,800.00	4,000.00
GROSS PROFIT (LOSS)	23,213.00	15,855.00
OPERATING EXPENSES		
Advertising and Promotion	500.00	500.00
Bank Service Charges	100.00	100.00
Business Licenses and Permits	-	-
Computer and Internet	300.00	300.00
Depreciation	-	-
Dues and Subscriptions	250.00	250.00
Insurance	150.00	150.00
Meals and Entertainment	400.00	322.00
Miscellaneous Expense	150.00	120.00
Office Supplies	150.00	100.00
Payroll Processing	-	-

Professional Services - Legal, Accounting	-	400.00
Occupancy	-	-
Rental Payments	3,000.00	3,000.00
Salaries	2,000.00	2,000.00
Payroll Taxes and Benefits	500.00	500.00
Travel	600.00	600.00
Utilities	300.00	300.00
Website Development	100.00	100.00
TOTAL OPERATING EXPENSES	8,500.00	8,742.00
OPERATING PROFIT (LOSS)	14,713.00	7,113.00
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	200.00	200.00
TOTAL INTEREST (INCOME), EXPENSE & TAXES	200.00	200.00
NET INCOME (LOSS)	**$ 14,513.00**	**$ 6,913.00**

Ellett & Edmands LLC
Statement of Cash Flow
For the period ended 12/31/2020

	Current Period 10-1-2020 to 12-31-2020	Prior Period 1-1-2020 to 3-31-2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	14,025	30,014
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	- 0	- 0
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	- 0	- 0
Inventory	2,900	4,000
Prepaid Income Taxes		
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	- 0	- 0
Credit Cards Payable	1,400	2,400
Total Adjustments	4,300	6,400
Net Cash Flows From Operating Activities	18,325	36,414
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	- 0	- 0
Net Cash Flows From Investing Activities	- 0	- 0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	4,000	6,000
Member's Withdrawals	- 0	- 0
Net Cash Flows From Financing Activities	4,000	6,000
NET INCREASE (DECREASE) IN CASH	22,325	42,414
CASH - BEGINNING	42,414	- 0

CASH - ENDING	66893		27780

Ellett & Edmands LLC
Balance Sheet
For the period ended 12-31-2020

	Current Period 12-31-20	Prior Period 3-31-20
ASSETS		
Current Assets:		
Cash	$ 11,050.00	$ 25,000.00
Petty Cash	1,000.00	1,000.00
Accounts Receivables	800.00	2,250.00
Inventory	4,000.00	2,000.00
Prepaid Expenses	250.00	-
Employee Advances	1,500.00	-
Temporary Investments	-	-
Total Current Assets	18,600.00	30,250.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	500.00	1,400.00
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	500.00	1,400.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-

TOTAL ASSETS	**$ 19,100.00**	**$ 31,650.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 2,650.00	$ 9,725.00
Business Credit Cards	3,150.00	3,200.00
Sales Tax Payable	500.00	500.00
Payroll Liabilities	-	-
Other Liabilities	-	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	6,300.00	13,425.00
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	12,800.00	18,225.00
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	12,800.00	18,225.00
TOTAL LIABILITIES & EQUITY	**$ 19,100.00**	**$ 31,650.00**
Balance Sheet Check	-	-

Ellett & Edmands LLC
Income Statement
For the periods ended 12-31-20

	Current Period	Prior Period
	10-1-20 to 12-31-20	1-1-20 to 3-31-20
REVENUES		
Sales	$ 14,025.00	$ 30,014.00
Other Revenue	-	-
TOTAL REVENUES	**14,025.00**	**30,014.00**
COST OF GOODS SOLD		
Cost of Sales	3,300.00	5,600.00
Supplies	1,875.00	3,350.00
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	5,175.00	8,950.00
GROSS PROFIT (LOSS)	8,850.00	21,064.00
OPERATING EXPENSES		
Advertising and Promotion	-	350.00
Bank Service Charges	120.00	120.00
Business Licenses and Permits	-	200.00
Computer and Internet	300.00	300.00
Depreciation	-	-
Dues and Subscriptions	250.00	250.00
Insurance	150.00	150.00
Meals and Entertainment	550.00	1,200.00
Miscellaneous Expense	280.00	350.00
Office Supplies	100.00	230.00
Payroll Processing	100.00	-

Professional Services - Legal, Accounting	200.00	125.00
Occupancy	-	-
Rental Payments	3,000.00	3,000.00
Salaries	2,000.00	3,000.00
Payroll Taxes and Benefits	300.00	300.00
Travel	600.00	600.00
Utilities	300.00	300.00
Website Development	100.00	150.00
TOTAL OPERATING EXPENSES	8,350.00	10,625.00
OPERATING PROFIT (LOSS)	500.00	10,439.00
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	**$ 500.00**	**$ 10,439.00**

Ellett & Edmands LLC
Statement of Cash Flow
For the period ended 12/31/2020

	Current Period 10-1-2020 to 12-31-2020	Prior Period 1-1-2020 to 3-31-2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	14,025	30,014
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	- 0	- 0
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	- 0	- 0
Inventory	2,900	4,000
Prepaid Income Taxes		
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	- 0	- 0
Credit Cards Payable	1,400	2,400
Total Adjustments	4,300	6,400
Net Cash Flows From Operating Activities	18,325	36,414
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	- 0	- 0
Net Cash Flows From Investing Activities	- 0	- 0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	4,000	6,000
Member's Withdrawals	- 0	- 0
Net Cash Flows From Financing Activities	4,000	6,000
NET INCREASE (DECREASE) IN CASH	22,325	42,414
CASH - BEGINNING	42,414	- 0

CASH - ENDING	64,739	42,414

I, John Ellett, certify that:

1. The financial statements of Ellett & Edmands LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Ellett & Edmands LLC included in this Form reflects accurately the information reported on the tax return for Ellett & Edmands LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature John Ellett

Name: John Ellett

Title: Owner